Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NYMEX Holdings, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-3 of NYMEX Holdings, Inc. of our reports dated March 2, 2007, with respect to the consolidated balance sheets of NYMEX Holdings, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 annual report on Form 10-K of NYMEX Holdings, Inc.

/s/ KPMG LLP

New York, New York

March 2, 2007